SMART MODULAR TECHNOLOGIES (WWH), INC.
4211 Starboard Drive
Fremont, CA 94538
September 27, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street, N.E.
Washington, D.C. 20549
Attention:Mr. Timothy Buchmiller, Esq.

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No. 1 to
Registration Statement on Form S-4
Request for Acceleration
Ladies and Gentlemen:
     Further to our request that the Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-127442) of SMART Modular Technologies (WWH), Inc. (the “Company”), relating to the Company’s offer to exchange its Senior Secured Floating Rate Notes due 2012 for its Senior Secured Floating Rate Exchange Notes due 2012, be declared effective by the Securities and Exchange Commission (the “Commission”) on September 27, 2005 at 1:00 p.m., or as soon thereafter as is practicable, we hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SMART MODULAR TECHNOLOGIES (WWH), INC.
By:	/s/ Ann Nguyen
	Name:	Ann Nguyen
	Title:	General Counsel and Assistant Secretary